UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BLUE RIDGE BANKSHARES, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

095825105

(CUSIP Number)

Ken Lehman

122 North Gordon Road

Fort Lauderdale, Florida 33301

(703) 975-7967

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Kenneth R. Lehman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,998,257
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 19,998,257
	10	SHARED DISPOSITIVE POWER 0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,998,257 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

Explanatory Note

This Amendment No. 1 amends and restates the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2024 (the “Original Statement”) by Kenneth R. Lehman with respect to the common stock, no par value (the “Common Stock”) of Blue Ridge Bankshares, Inc. (the “Issuer”).

This Amendment No. 1 is being filed to reflect the conversion (the “Conversion”) of the 4,703 shares of the Issuer’s Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series B, par value $50.00 per share (the “Series B Shares”) acquired by the Reporting Person on April 3, 2024 and automatically converted into an aggregate of 18,812,000 shares of Common Stock on June 28, 2024. This Amendment No. 1 also reflects changes to the terms of the Warrants and to the percentages of the shares outstanding resulting from the Conversion as well as other issuances other than to the Reporting Party occurring since the Original Statement was filed.

Item 1.                  Security and Issuer

This statement relates to Blue Ridge Bankshares, Inc. (the “Issuer”) common stock, no par value (the “Common Stock”). The Issuer’s principal executive offices are located at 1807 Seminole Trail, Charlottesville, Virginia 22902.

Item 2.                  Identity and Background

(a)	This statement is filed by Kenneth R. Lehman (the “Reporting Person”).

(b)	The address of the Reporting Person is 122 North Gordon Road, Fort Lauderdale, Florida 33301.

(c)	The Reporting Person is a private investor.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3.                  Source and Amount of Funds or Other Consideration

The information in Items 4 and 6 is incorporated by reference.

On April 3, 2024, the Reporting Person purchased the securities described in response to Item 4 below for an aggregate purchase price of $49,995,393. The Reporting Person funded the purchase with approximately $15 million of cash on hand as of December 31, 2023, $10 million from the sale of marketable securities from December 31, 2023, through April 3, 2024, and $25 million of additional cash borrowed from lines of credit previously issued by community banks in the ordinary course of business. Between December 31, 2023, and April 3, 2024, on a temporary basis, the Reporting Person used cash on hand as of December 31, 2023, and cash from the sale of such marketable securities to temporarily pay-down other lines of credit issued by community banks in the ordinary course of business that were outstanding as of December 31, 2023, and then redrew upon such lines of credit on April 3, 2024, to fund the acquisition. The securities acquired in the transaction do not currently collateralize any borrowings, although in the future all or part of securities may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans or lines of credit made by any such bank or brokerage firm to the Reporting Person.

Item 4.                  Purpose of Transaction

The information in Items 3 and 6 is incorporated by reference.

The Reporting Person acquired all securities described herein for investment. Other than as described herein, the Reporting Person does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure;(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act; or (j) any action similar to any of those enumerated in (a) through (i) above.

The Reporting Person is deemed under banking regulations to control the Issuer, and the Reporting Person may from time to time to review or reconsider his intention in holding and/or acquiring shares of Common Stock, and at such time may formulate a plan or proposal that relates to or would result in one or more of the matters referred to above in (b) through (j).

Item 5.                  Interest in Securities of the Issuer

The information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) The Reporting Person owns 18,812,000 shares of Common Stock, or an estimated 27.2% of the outstanding shares (based on (i) 22,982,622 shares of Common Stock outstanding as of May 1, 2024 per the Issuer's Quarterly Report on Form 10-Q for the three months ended March 31, 2024 filed with the Commission on May 8, 2024; plus (ii) 290,000 shares of Common Stock issued on June 13, 2024 as disclosed on the Issuer’s Current Report on Form 8-K filed on June 14, 2024; plus 50,232,000 shares of Common Stock issued in the Conversion as disclosed on the Issuer’s Current Report on Form 8-K filed on June 28, 2024).

(b) The Reporting Person has sole power to vote, direct the vote of, dispose of, or direct the disposition of all reported shares of Common Stock.

(c) Other than as disclosed in Item 6, the Reporting Person has not purchased any securities of the Issuer within the last 60 days.

(d) No other person has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock.

(e) Not applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 3, 2024, the Reporting Person and other investors entered into an Amended and Restated Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Issuer, which amends and restates a previous securities purchase agreement dated December 21, 2023. Pursuant to the Securities Purchase Agreement, the Issuer issued and sold the following securities in a private placement (the “Private Placement”), for gross proceeds of $150,000,000: (i) 3,400,000 shares of Common Stock; (ii) 11,418 shares (the “Series B Shares”) of the Issuer’s Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series B, par value $50.00 per share, each Series B Share representing the economic equivalent of 4,000 shares of Common Stock based on an initial conversion price of $2.50 per share of Common Stock; (iii) 2,732 shares (the “Series C Shares” and together with the Series B Shares, the “Preferred Shares”) of the Issuer’s Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series C, par value $50.00 per share, each Series C Share representing the economic equivalent of 4,000 shares of Common Stock based on an initial conversion price of $2.50 per share of Common Stock, and (iv) warrants to purchase 5,942 Series B Shares and 1,441 Series C Shares at an exercise price of $10,000.00 per share (the “Warrants”), representing the economic equivalent of warrants to purchase a total of 29,532,000 shares of Common Stock for a strike price of $2.50 per share of Common Stock. On April 3, 2024, the Reporting Person purchased (i) 1,186,157 shares of Common Stock, (ii) 4,703 Series B Shares, and (iii) Warrants issuable into 2,500 Series B Shares.

When issued, the Series B Shares were mandatorily convertible into shares of Common Stock upon the receipt of the approval of the Issuer’s shareholders (the “Shareholder Approvals”) of an amendment to the Issuer’s articles of incorporation (the “Articles Amendment”) to increase the number of authorized shares of Common Stock to at least 150,000,000 shares and the issuance of shares of Common Stock representing more than 20% of the outstanding shares of the Common Stock in accordance with the requirements of the NYSE American Company Guide.

The Shareholder Approvals were obtained at a special meeting of shareholders of the Issuer held on June 20, 2024 and the Articles Amendment was filed with the Virginia State Corporation Commission.

On June 28, 2024, all 12,558 outstanding Series B Shares were automatically converted into an aggregate of 50,232,000 shares of Common Stock and all outstanding warrants exercisable into 6,549 Series B Shares were automatically converted into warrants exercisable (subject to certain beneficial ownership limitations) into 26,196,000 shares of Common Stock. In the Conversion, the 4,703 Series B Shares held by the Reporting Person were converted into 18,812,000 shares of Common Stock, and the Warrants to purchase 2,500 Series B Shares held by the Reporting Person were converted into Warrants to purchase 10,000,000 shares of Common Stock.

Assuming that the Reporting Person (and no one else) exercised Warrants, the Reporting Person would own 29,998,257 shares of Common Stock, or 31.8% of the common-equivalent shares outstanding (after accounting for the common-equivalent value of the Series C Shares).

Board Representation. Pursuant to the terms of the Securities Purchase Agreement, subject to required regulatory approvals, the Reporting Person may designate an individual to be appointed to the boards of directors of the Issuer and the Issuer’s wholly owned subsidiary, Blue Ridge Bank, National Association (the “Bank”) for as long as he owns, generally, at least 4.9% of the outstanding Common Stock and/or common-equivalent stock. Castle Creek Capital Partners VIII, LP (“Castle Creek”) also has board designation rights and, in the event Castle Creek’s ownership falls below, generally, 4.9% of the outstanding Common Stock and common-equivalent stock, its right to designate a board representative to the boards of the Issuer and the Bank automatically will be assigned to the Reporting Person, provided that he then holds the required ownership levels. In connection with the Issuer’s next annual meeting of shareholders, the Issuer will take appropriate actions to reduce the size of the Issuer’s and the Bank’s boards of directors to 12 and 13 members, respectively, including two Castle Creek representatives, or 13 and 14 members, respectively, if the Reporting Person also exercises his right to designate a board member. On April 1, 2024, the Issuer appointed Trevor Montano to its board, as designated by the Reporting Person.

Work-out Plan. The Issuer and the Reporting Person, with non-binding input from Castle Creek, will work together to identify specific work-out assets and develop and adopt a mutually agreeable asset resolution plan pursuant to which the Issuer will accelerate its work-out strategy with respect to those identified assets.

Gross-up Rights. The Reporting Person and other purchasers who own at least, generally, 9.9% of the issued and outstanding Common Stock and common-equivalent stock have gross-up rights to acquire from the Issuer any equity or equity-linked securities (with certain exceptions) offered by the Issuer in order to enable such person to maintain its proportionate ownership interest in the Issuer as immediately prior to such issuance.

Indemnification. Subject to certain limitations, the Issuer will indemnify the Reporting Person and other purchasers against losses in connection with breaches of the Securities Purchase Agreement and the other documents contemplated therein by the Issuer or in connection with the transactions contemplated by the Securities Purchase Agreement. Subject to certain limitations, the Reporting Person and each other purchaser will indemnify the Issuer and its affiliates and certain related persons against losses in connection with breaches of the Securities Purchase Agreement and the other documents contemplated therein by such purchaser.

Warrant. Warrants are exercisable at any time after issuance, and from time to time until April 3, 2029, in whole or in part into shares of Common Stock. Prior to Conversion, the Warrants were issuable into Series B Shares or Series C Shares (depending on whether such Purchaser purchased Series B Shares or Series C Shares pursuant to the Securities Purchase Agreement). Holders may exercise their Warrants by paying the exercise price in immediately available funds to the Issuer or, in certain circumstances, through a “cashless exercise” whereby the holder of the Warrant forfeits shares subject to the Warrant in lieu of paying the exercise price. The Warrants contain certain anti-dilution price protection.

Registration Rights Agreement. On April 3, 2024, the Issuer and the Reporting Person and other purchasers entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer will register for resale the Common Stock sold in the Private Placement and the Common Stock underlying the Series B Shares and Warrants (collectively, the “Registrable Securities”). The Issuer has agreed to file a registration statement registering the Registrable Securities for resale by the Purchasers no later July 20, 2024. The Issuer shall use its commercially reasonable efforts to cause such registration statement to be declared effective by the Securities and Exchange Commission and to keep such registration statement effective until the earlier of (i) such time as all of the Registrable Securities covered by such registration statement have been publicly sold by the holders thereof and (ii) the date on which all Common Shares, Warrant Shares and Underlying Preferred Shares cease to be Registrable Securities.

Other than in connection with the agreements described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.                  Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 1

Articles of Amendment to the Articles of Incorporation of Blue Ridge Bankshares, Inc. creating the Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series B (incorporated by reference to Exhibit 3.1 of the Issuer’s Form 8-K filed on April 5, 2024).*

Exhibit 2	Specimen Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series B, Certificate of Blue Ridge Bankshares, Inc. (incorporated by reference to Exhibit 4.1 of the Issuer’s Form 8-K filed on April 5, 2024).*

Exhibit 3	Form of Warrant, dated April 3, 2024, to Purchase Shares of Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series B, of Blue Ridge Bankshares, Inc. (incorporated by reference to Exhibit 4.3 of the Issuer’s Form 8-K filed on April 5, 2024).*

Exhibit 4	Amended and Restated Securities Purchase Agreement, dated April 3, 2024, by and among Blue Ridge Bankshares, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed on April 5, 2024).*

Exhibit 5	Form of Registration Rights Agreement, dated April 3, 2024, by and among Blue Ridge Bankshares, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed on April 5, 2024).*

* Previously Filed

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2024

By:	/s/ Kenneth R. Lehman
Kenneth R. Lehman